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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               [GRAPHIC OMITTED]

                                    FORM 6-K/A

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2003
                         Commission File Number 1-15106

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                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)

                   Brazilian Petroleum Corporation - PETROBRAS
                 (Translation of Registrant's name into English)

                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro, RJ
                          Federative Republic of Brazil
                     (Address of principal executive office)


 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X   Form 40-F
                                -----          ------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes          No   X
                               -----      ------
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                          [PETROBRAS LOGO -- OMITTED]

                                EXPLANATORY NOTE

         This amended report on Form 6-K dated July 2, 2003 modifies the report on Form 6-K of Petroleo Brasileiro S.A.--Petrobras ("Petrobras") filed on July 2, 2003 to include the text below:

         This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-92044, of Petroleo Brasileiro S.A.--Petrobras and Petrobras International Finance Company and into the prospectus that forms a part of the Registration Statement.

                     http: //www.petrobras.com.br/ri/ingles

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Contacts:
                       Petroleo Brasileiro S.A - PETROBRAS
                          Investor Relations Department
              Luciana Bastos de Freitas Rachid - Executive Manager
                      E-mail: petroinvest@petrobras.com.br
                     Av. Republica do Chile, 65 - 4th floor
                         20031-912 - Rio de Janeiro, RJ
                          (55-21) 2534-1510 / 2534-9947
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[BOVESPA LOGO -- OMITTED]     PBR       PBRA        [LATIBEX LOGO -- OMITTED]
                             LISTED    LISTED
                              NYSE      NYSE

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: July 2, 2003

                       PETROLEO BRASILEIRO S.A--PETROBRAS

                       By:   /s/  Jose Sergio Gabrielli de Azevedo
                             ---------------------------------------
                             Jose Sergio Gabrielli de Azevedo
                             Chief Financial Officer and Investor Relations Director